

Mail Stop 3030

March 17, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

> Re: US SolarTech, Inc.
>   Registration Statement on Form S-1
>   Filed March 9, 2009
>   File No. 333-157805

Dear Dr. Aslami:

This is to advise you that a preliminary review of the above referenced registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form because the financial information is not current. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become current in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing. Please contact Tom Jones at (202) 551-3602 if you have any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Daniel E. Baron, Esq.